June 30, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549
Attn:	Megan Akst Christine Dietz Kyle Wiley Jennifer Thompson
Re:	NetEase, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 27, 2023 Correspondences from the SEC on June 5, 2023 File No. 000-30666

Dear Ms. Akst, Ms. Dietz, Mr. Wiley and Ms. Thompson,

This letter sets forth the responses of NetEase, Inc. (the “Company”) to the comments (the “Comments”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated June 5, 2023 (the “Comment Letter”) in relation to the Company’s Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). We have included the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Factors Affecting our Results of Operations, page 123

1.	You indicate that your ability to grow your user base and drive user engagement and loyalty is a key factor affecting your results of operations. Considering you generate a substantial portion of your revenue from mobile game users, please tell us your consideration to quantify and discuss daily active users for each period presented, or explain why you do not consider this to be a key performance measure in analyzing your revenue. Similarly, in light of the growth in Cloud Music, tell us your consideration to quantify and discuss monthly average users for each period presented. Refer to SEC Release No. 33-10751.

Response

In response to the Staff’s comment, the Company respectfully submits that in preparing its disclosure for Item 5 of the 2022 Annual Report, the Company evaluated which information is necessary to provide readers with an understanding of the Company’s online game business, as required in the instructions to Item 5. As discussed qualitatively in “Factors Affecting Our Results of Operations” in the 2022 Annual Report, the overall size and growth of the user bases for the Company’s various services and products is one factor that affects its results of operations. However, the Company determined that quantitative disclosure regarding players of its online games, such as daily active users or monthly average users, from period to period does not by itself provide a useful explanation of the Company’s current or future results because there are a number of additional relevant factors that are not reflected in user numbers, as discussed below.

In particular, the Company notes that, as disclosed in Item 4 of the 2022 Annual Report, it offers a very large portfolio of games in distinct genres such as role-playing games, collectible card games, simulation battles, casual party games, battle arena games and massively multi-player online role-playing games, and the Company’s mobile games generate revenues from sales of in-game virtual items. Such sales are, however, affected by the specific operational characteristics of the games such as, for example, the types of items which are purchasable (as noted on page 72 of the 2022 Annual Report, these items include avatars, skills, privileges and other in-game consumables, features and functionalities), the pricing and popularity of each virtual item, and the amount of gameplay which is available without the purchase of virtual items and related factors. Moreover, as further explained in Item 5.A “Factors Affecting Our Results of Operations” in the 2022 Annual Report, the Company’s results of operations are also affected by the level of user engagement, which in the context of games primarily refers to the total amount of playing time by users and frequency of purchases of virtual items. Additionally, the revenues generated from games depend to an extent on the proportion of players who are playing games developed in-house by the Company, games co-developed with third parties or licensed games.

While a large and growing user base is a general indication of the popularity of the Company’s portfolio of games as a qualitative matter, quantitative disclosure of daily active users or monthly average users would not take into account the nuances of their purchasing behavior or the other factors mentioned above and could thus be misleading in that an X% increase in daily active users in Year 1 may not equate to a proportional increase in revenues or net income in the same or subsequent years. Also, the Company notes the fact that it operates numerous games, the portfolio of games offered changes from year to year, and the operational characteristics of the different games are too granular to succinctly summarize for readers. For these reasons, the Company respectfully submits that it does not have a reasonable basis to explain if and to what extent specific changes in user statistics from year to year may or may not be indicative of past or future financial performance.

To further explain the factors affecting results from the Company’s online game business discussed above, the Company will revise the following subsection in Item 5.A “Factors Affecting Our Results of Operations” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our ability to grow our user base and drive user engagement and loyalty, as well as the mix of products and services purchased by our users

We have built a massive and highly engaged user base across our business segments. We generate a substantial part of our revenues through sales of in-game virtual items and play time, merchandise sales, music streaming, advertising services and tuition fees for online courses. Our ability to generate these revenues is affected by the size of our user base and the level of their engagement, including, for example, the amount of time played on our games and the frequency of in-game purchases of virtual items. Our ability to continue to grow our user base and engagement is driven by various factors, including our ability to offer diverse, attractive and relevant content and services, deliver differentiated and superior user experiences, improve the community features on our platforms and enhance our brand reputation. In addition, our results are affected by the mix of products and services purchased by our users. For example, with respect to online games, our revenues depend in part on the types of virtual items purchased in-game and their pricing, as well as the proportion of players who are playing games developed in-house by the Company, games co-developed with third parties or licensed games.

The Company further notes that, in contrast to the Company’s online game services, its Cloud Music business offers a single music subscription platform so the number of monthly average users more directly correlates with the financial results of that business and can be more readily determined. Such information is also relatively comparable across the music streaming industry, and thus it is common for participants in this industry such as Cloud Music to disclose monthly average users (as opposed to the online game industry where it is not customary in the industry to report detailed user statistics). Cloud Music’s monthly average users can be found on page 81 of the 2022 Annual Report.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 194

2.	We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response

The Company confirms that it has reviewed the list of holders of ordinary shares registered on its register of members in the Cayman Islands and its register of members in Hong Kong, as well as the list of registered holders of American depositary shares of the Company maintained by The Bank of New York Mellon, the depositary bank for the Company’s American depositary share program. It also reviewed the public filings made by the Company’s ADS holders and shareholders, including filings on Schedule 13D, Schedule 13G and Form 13F and pursuant to the beneficial ownership notification requirements of the Hong Kong Securities and Futures Ordinance with respect to the Company’s ordinary shares traded on the Hong Kong Stock Exchange. In reviewing these lists, the Company noted any shareholders which had an address of record in China mainland or the Cayman Islands, or whose entity names contained the words “China,” “Cayman Islands” or derivatives thereof or who appeared to use Chinese words in their names.  For this subset of shareholders, the Company compared the names of these shareholders to known governmental bodies, agencies and entities that are affiliated with any part of the governments in China mainland or the Cayman Islands and determined that there were no such affiliations known to us.  The Company also determined that none of these shareholders held more than 16,123,802 ordinary shares (or 3,224,760 ADSs), which is equivalent to approximately 0.5% of the Company’s outstanding voting interests. The Company further notes that it reviewed the list of participants holding the Company's ordinary shares in the Central Clearing and Settlement System (CCASS), a book-entry clearing and settlement system for transactions between participants in securities listed on the Hong Kong Stock Exchange. CCASS participants are banks and brokerages which normally hold shares on behalf of their clients. As is typical for shares listed in Hong Kong, the list of CCASS participants holding the Company's ordinary shares included several Chinese state-owned banks, and the Company believes such participants are acting as custodians holding securities on behalf of their clients. As a follow-up to the Staff's comment, the Company has requested that its Hong Kong share registrar contact the relevant CCASS participants to attempt to determine if they are holding the ordinary shares on behalf of investors and will provide an update to the Staff if the results indicate otherwise (but the Hong Kong share registrar will not be able to confirm the identities of the ultimate beneficial owners of the ordinary shares through this process). As an additional follow-up to the Staff’s comment, the Company also engaged a third-party financial services firm to conduct a non-objecting beneficial owner (NOBO) search with respect to the Company’s American depositary shareholders and found that, of the more than 91,000 shareholders named on such list, two appear to be affiliated with state-owned entities which together own American depositary shares representing approximately 0.00007% of the Company’s total outstanding ordinary shares.

In addition, the Company asked each of its directors or officers whether they are a member of the Chinese Communist Party (the “CCP”) or employed by any governmental entity in China mainland or the Cayman Islands. The Company also asked each of its directors and officers to confirm if they were aware of any governmental entities in the People’s Republic of China (including Hong Kong and Macau) or the Cayman Islands which own any ADSs or ordinary shares of the Company, or if they were aware of any governmental entities in the People’s Republic of China (including Hong Kong and Macau) which have a controlling financial interest with respect to the Company. All of the Company’s directors and officers responded NO to these questions.

With respect to its consolidated foreign operating entities, the Company reviewed the list of record and beneficial owners of each such entity and applied the same procedures described in the preceding paragraph for purposes of paragraphs (b)(2) and (b)(3) of Item 16I on Form 20-F. For its two publicly listed subsidiaries, Youdao, Inc. and Cloud Music Inc., the Company also reviewed the public filings made by the subsidiaries’ ADS holders and shareholders, including filings on Schedule 13D, Schedule 13G and Form 13F and pursuant to the beneficial ownership notification requirements of the Hong Kong Securities and Futures Ordinance. In addition, please note that the Company has majority or complete control over the voting interests of these consolidated foreign operating entities, which necessarily precludes control by any governmental entity.

The Company did not request any legal opinions to support its disclosures in Item 16I, paragraph (a) and paragraphs (b)(2) and (b)(3) of the 2022 Annual Report, because these disclosures do not appear to be questions of law, but instead, appear to be factual inquiries.  The Company inquired of several law firms, and they said that they were not willing to give a legal opinion to support the Company’s disclosures for Item 16I in paragraph (a), (b)(2) or (b)(3).   The Company also did not request any affidavits to support the factual determinations, because the factual determinations relate solely to the Company and are not otherwise matters that are within the knowledge or responsibility of third parties.

3.	We note that your disclosure pursuant to Item 16I(b)(2) is provided for “our company or any of such variable interest entities” and pursuant to Item 16I(b)(3) is provided for “NetEase, Inc. or any variable interest entity.” We also note that your list of significant subsidiaries and variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC and Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•     With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Response

The Company has consolidated foreign operating entities, including variable interest entities or similar structures, which are incorporated in the Cayman Islands, the United Kingdom, Canada, France, Spain, Ireland, Singapore, Japan, the PRC or Hong Kong.

Based on the review conducted by the Company as described in its response to comment #2 above, no portion of any of the Company’s consolidated foreign operating entities is owned by any governmental entity in China mainland or the jurisdiction of their organization. The Company notes that almost all of its subsidiaries are wholly owned but, among the small number of subsidiaries which are not wholly owned, two are publicly listed, Youdao, Inc. and Cloud Music Inc., and a significant portion of their shares are held by public shareholders meaning that the ultimate beneficial ownership of those publicly held shares may not be known to us. Having reviewed the public filings made by the ADS holders or shareholders of each such subsidiary as described above (and taking reference to Youdao, Inc.’s “Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act” which was filed as Exhibit 15.4 to its Form 20-F for the year ended December 31, 2022 filed on April 27, 2023), the Company did not identify any registered ADS holders or shareholders who appear to be affiliated with the government in China mainland or in the Cayman Islands.

•     With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response

The Company confirms that no governmental entities in China mainland have a controlling financial interest in the Company or any of its consolidated foreign operating entities.

4.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response

As part of the Company’s regular information gathering process in preparing its Form 20-F, the Company sends each of its directors a questionnaire.  Among the questions asked of each of these people is whether they currently hold any official position(s) of the CCP (which include any committee of the CCP) and the time (month and year) they assumed such official position(s).  In written responses to such questions, each of these directors indicated that they were not officials of the CCP (or any committee of the CCP).

Similarly, the Company sent written questions to the directors of the boards of its consolidated foreign operating entities, asking them to confirm if they hold any official positions of the CCP (which include any committee of the CCP), and (if any) what the positions are and the time they assumed such positions. All of such directors responded that he/she was not an official of the CCP (or any committee of the CCP), except for a small number of directors who were not able to respond due to timing constraints (and for such directors the Company checked its own internal records and publicly available information on the names of CCP officials to confirm they were not CCP officials).

To the extent any of the directors of the Company’s board or the boards of its consolidated foreign operating entities are employees of the NetEase group, the Company also compared the directors’ responses with its internal records and did not identify any discrepancies.

The Company notes that each of these directors has a fiduciary duty to the Company or the applicable consolidated foreign operating entity which would help to ensure the veracity of their responses.  The Company did not ask any other third parties for certifications or affidavits regarding the members in, or officials of, the CCP, and we are not aware of any third parties that would be able to give such a certification or affidavit.

5.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response

The Company hereby confirms, without qualification, that the memorandum and articles of association of the Company and its consolidated foreign operating entities (or equivalent organizing documents) do not contain any portion of the text of the charter of the Chinese Communist Party, other than incidental words (such as “the”, “a”, and other common words) that happen to appear in both texts without a shared context.

General

6.	We note your statement that NetEase, Inc. is a holding company with no significant assets other than cash on hand and its equity interests in its directly and indirectly-owned subsidiaries. Please provide us with a legal analysis of whether you currently meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act (the “Company Act”). Please include in your analysis the relevant calculation(s) under Section 3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are “investment securities” for purposes of Section 3(a)(2) of the Company Act, and specifically address how you treat the securities issued by your subsidiaries and the contractual relationships between your subsidiaries and the variable interest entities. Please provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.

Response

The Company respectfully advises the Staff that the Company is not an investment company as defined in the Company Act. The Company believes that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Company Act because, within the meaning of the Company Act, it is primarily engaged through its wholly owned subsidiaries in the business of providing internet-related services and products and therefore not in the business of investing, reinvesting or trading in securities.

Though the Company is primarily engaged in the business stated above through its wholly owned subsidiaries the Company’s structure also includes variable interest entities (“VIEs”). As discussed below, for purposes of Section 3(b)(1) the Company treats the VIEs as wholly owned subsidiaries. Additionally, a portion of the Company’s subsidiaries are not wholly owned by the Company. While the non-wholly owned companies are also engaged in the Company’s non-investment company business, they do not comprise a significant portion of the Company’s total assets or total net revenues. Because of this, the Company treats itself as primarily engaged through its wholly owned subsidiaries in a non-investment company business.

The VIEs exist in the Company’s structure solely due to PRC regulatory restrictions on foreign investment in the certain industries. But for such restrictions, the VIEs would be wholly owned subsidiaries of the Company and, as discussed below, the VIEs are effectively treated as wholly owned subsidiaries of the Company in all material respects.

Although the Company, through its wholly owned subsidiaries, does not own 95% or more of each VIE’s outstanding voting securities, the Company has the ability to exercise, via certain contractual arrangements, the type of substantial control over the VIEs that a parent company of a wholly owned subsidiary typically could exercise. The contractual arrangements give the Company the power to exert control over the management and financial and operating policies of each VIE to the extent that such power and control effectually operates as owning over 95% of each VIE’s outstanding voting securities. The Company also has an exclusive option to purchase all or part of the equity interests of each VIE at the minimum price possible to the extent permitted by PRC law. These attributes allow the Company to be considered the primary beneficiary of each VIE for accounting purposes and to consolidate each VIE’s operating results into the Company’s financial statements under the U.S. GAAP. Therefore, the Company treats the VIEs as if they were wholly owned subsidiaries for purposes of its financial statements and its Company Act analysis under Section 3(b)(1).

Though the Company treats VIEs as wholly owned subsidiaries for the purposes of its analysis under Section 3(b)(1), understanding that the VIEs have a more complicated corporate structure, the Company also monitors its compliance with another exception from the definition of investment company that would allow the Company to not be an investment company were the Company to treat the VIEs as not being wholly owned subsidiaries. The Company tests the Company’s and its various subsidiaries’ assets and income for compliance with Rule 3a-1 under the Company Act. The Company respectfully advises the Staff that in addition to satisfying the requirements of the exclusion from the definition of investment company found in Section 3(b)(1), the Company also qualifies for the exception from Section 3(a)(1)(C)’s definition of investment company found in Rule 3a-1 under the Company Act.

For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, (i) the semi-consolidated 45% test worksheet of the Company and its subsidiaries and VIEs as of December 31, 2022 (the “Worksheet”) and (ii) a corporate structure chart for the Company as of December 31, 2022. The Worksheet includes a calculation of the value of the securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with the 45% test contained in Rule 3a-1 under Company Act (the “45% Test”), as well as separate calculations for each of its majority-owned subsidiaries and their related VIEs. As discussed above, the Company is the holding company for the Company’s business, which is carried out by various wholly owned subsidiaries, the VIEs, certain majority owned subsidiaries and the VIEs with contractual arrangements with those majority owned subsidiaries.

The Rule 3a-1 safe harbor is similar to the quantitative test in Section 3(a)(1)(C) but adds companies “controlled primarily” by the issuer to the list of “good” assets. Further, unlike the test in Section 3(a)(1)(C), the total assets and net income tests in Rule 3a-1 are calculated on a semi-consolidated basis with respect to the issuer and its subsidiaries. For purposes of its 45% Test, the Company treats the VIEs as companies “controlled primarily” by the Company. Further, as required by Rule 3a-1 the Company consolidates its financial statements with its wholly owned subsidiaries such that the Company treats the assets and income of the wholly owned subsidiaries as if the assets were held and the income was earned by the Company.

The 45% Test is a bottom-up analysis and requires the 45% Test calculation be performed for each non-wholly owned entity in the Company’s corporate structure, starting with the majority-owned subsidiaries and VIEs at the bottom of the corporate structure, and working up to the holding company.

For each majority-owned subsidiary or VIE controlled by a majority-owned subsidiary that fails the 45% Test or is engaged primarily in the business of investing, reinvesting, or trading in securities or engaged in the business of issuing face-amount certificates of the installment type (i.e., an investment company), the Company treats the securities issued by such majority-owned subsidiary or VIE as bad assets (i.e., securities) for purposes of calculating the 45% Test of the immediate parent entity of such subsidiary or VIE. For each majority-owned subsidiary or VIE that is not an investment company, the Company treats the securities issued by such subsidiary or VIE as a good asset (i.e., not a security) for purposes of calculating the 45% Test of the immediate parent entity of such majority-owned subsidiary or VIE.

Due to the nature of the Company’s business, the Company typically generates considerable amounts of cash. The Company typically deposits certain cash with banks in Ding Qi Cun Kuan, which are commonly used deposit structures similar to high yield savings accounts. The Ding Qi Cun Kuan offers a fixed interest rate, a high degree of liquidity given the money can be withdrawn without penalty, and presents low levels of credit risk given that the cash is mainly deposited in major reputable Chinese mainland or Hong Kong banks that guarantee the principal and interest. Due to the structure of the Ding Qi Cun Kuan and the nature of the Company’s operations (e.g., disbursing regular dividends and engaging in regular share buybacks), the Company treats cash held in Ding Qi Cun Kuan with original maturities of twelve months or fewer as cash for the purposes of Rule 3a-1 compliance testing. However, out of an abundance of caution, the Company treats cash held in Ding Qi Cun Kuan with original maturities exceeding twelve months as investment items and therefore as securities for the purposes of compliance testing under Rule 3a-1. For purposes of public financial disclosure, cash held in both Ding Qi Cun Kuan with maturities of twelve months or fewer and maturities exceeding twelve months are categorized on the Company’s balance sheet as time deposits.

As of December 31, 2022, the Company’s securities represented below 45% of the Company’s adjusted total assets and below 45% of the Company’s income when calculated on a semi-consolidated basis in accordance with the 45% Test. Please see the Worksheet that the Company submits under a separate cover and on a confidential, supplemental basis for more detail. The Worksheet identifies which assets the Company treats as “securities” for the purposes of its Rule 3a-1 analysis.

7.	We note that the amount of revenues generated by the VIEs accounted for 86.4% of NetEase, Inc.’s total net revenues in 2022, while the total assets of the VIEs (excluding amounts from other companies in the NetEase group) represented 7.1% of NetEase, Inc.’s consolidated total assets as of December 31, 2022. To the extent not addressed in your response to our request for a comprehensive analysis under Section 3(a)(1)(C), please provide a supplementary explanation for the significant difference between these two percentages.

Response

The Company respectfully advises the Staff that it conducts a substantial portion of its businesses through the VIEs. The VIEs hold the ICP (internet content provider) licenses and other regulatory licenses that are necessary for the Company to provide online game services and other value-added telecommunications services. The carrying amounts of these licenses are insignificant. The businesses operated by the Company, its subsidiaries and the VIEs are asset-light in nature, and the assets on the VIEs’ balance sheets mainly consist of accounts receivable, cash and cash equivalents, restricted cash and prepayments and other current assets.

In addition, although a large amount of revenues is generated and cash is received by the VIEs, most of such cash is further paid by the VIEs to the Company’s subsidiaries under certain technical service agreements, as discussed on page F-13 of the 2022 Annual Report. As a result, few cash or short-term investments are held by the VIEs, which further increased the difference between the two percentages. For the years ended December 31, 2022 and 2021, the VIEs received RMB67.5 billion and RMB61.3 billion operating cash inflow from external parties, and paid RMB67.0 billion and RMB59.4 billion to the Company’s subsidiaries relating to technical consulting and related services, respectively.

8.	Please include a risk factor that: (1) explains in detail why the company believes that it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its Staff to determine that the company is an investment company.

Response

In response to the Staff’s comment, the Company respectfully proposes to include the following risk factor in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

If our company were deemed to be an “investment company” under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We intend to continue to conduct our operations so that our company will not be deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (2) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Our Company is organized as a holding company and we believe that, through our wholly owned subsidiaries, we are engaged primarily in the business of providing internet-related services and products and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services and products. Through public statements and statements in our public filings, we currently hold ourselves out as an internet technology company, and our public statements evidence our intent to continue to act as an internet technology company in the future. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities.

Additionally, Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

Furthermore, our company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, as of December 31, 2022, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of our assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of our net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we believe our company satisfies the requirements set forth in the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) of the description provided above. In addition, we believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

However, from time to time we hold and acquire certain securities. We also expect to make investments in other securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above.

If, at any time, we become or are determined to be engaged, or primarily engaged, in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on us. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

* * *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me at +852 9279-2755 or paulboltz@oc.netease.com or our outside legal counsel, David C. Lee of Gibson, Dunn & Crutcher LLP, at +1 (949) 451-3842 or DLee@gibsondunn.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr. International General Counsel

cc: Charles Yang, Chief Financial Officer of NetEase, Inc.

James J. Moloney, Gibson, Dunn & Crutcher LLP

David C. Lee, Gibson, Dunn & Crutcher LLP

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